                           SOUTHERN OHIO COAL COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26573
                     FOR THE QUARTER ENDED DECEMBER 31, 2000



                                    CONTENTS

                                                                            Page

Statements of Income and Retained Earnings                     1

Balance Sheets                                                2-3

Information Concerning Mine Operations and
  Capital Improvements                                        4-5

Calculation of Cost of Capital and
  Statement of Cost of Commercial Coal Sold and Shipped        6

Statement of Cost of Operation                                 7

Analysis of Mining Plant in Service                            8

Construction Expenditure Budget                                9

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                           SOUTHERN OHIO COAL COMPANY
                               STATEMENT OF INCOME
                     FOR THE QUARTER ENDED DECEMBER 31, 2000
                                   (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $163,616

COST OF OPERATION                                           125,533

OPERATING INCOME                                             38,083

INTEREST CHARGES                                              9,617

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 28,466

FEDERAL INCOME TAXES ON OPERATIONS                           32,099

NET LOSS FROM OPERATIONS                                     (3,633)

NONOPERATING INCOME                                           3,633

NET INCOME                                                 $   -



                         STATEMENT OF RETAINED EARNINGS
                    FOR THE QUARTER ENDED DECEMBER 31, 2000
                                  (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $26,446

NET INCOME                                                    -

BALANCE AT END OF PERIOD                                   $26,446


The common stock of the Company is wholly owned by Ohio Power Company.

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                           SOUTHERN OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)
                                                         December 31,
                                                             2000
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $370,214
  Accumulated Depreciation and Amortization                 322,176

         NET MINING PLANT                                    48,038

OTHER PROPERTY AND INVESTMENTS                               52,049

CURRENT ASSETS:
  Cash and Cash Equivalents                                     205
  Accounts Receivable:
    General                                                   5,165
    Affiliated Companies                                     71,979
  Advances to Affiliates                                    171,619
  Coal                                                          653
  Materials and Supplies                                     10,197
  Other                                                         706

         TOTAL CURRENT ASSETS                               260,524

DEFERRED INCOME TAXES                                        92,996

REGULATORY ASSETS                                             6,964

DEFERRED CHARGES                                              1,914

           TOTAL                                           $462,485

                           SOUTHERN OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)

                                                        December 31,
                                                            2000
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    2,562
  Other Paid-in Capital                                     26,320
  Retained Earnings                                         26,446

         TOTAL SHAREHOLDER'S EQUITY                         55,333

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           3,598
  Accrued Postretirement Benefits Other Than Pensions      120,271
  Accrued Workers Compensation                              24,129
  Accelerated Leased Assets                                 18,241
  UMWA Trust Liability                                      17,956
  Accrued Reclamation Costs                                 39,316
  Operating Reserves                                        26,239

         TOTAL OTHER NONCURRENT LIABILITIES                249,750

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        42,506
  Accounts Payable:
    General                                                  9,214
    Affiliated Companies                                     5,324
  Taxes Accrued                                             42,159
  Interest Accrued                                           2,327
  Accrued Vacation Pay                                       3,060
  Workers' Compensation Claims                               5,148
  Obligations Under Capital Leases                          18,492
  Other                                                     21,771

         TOTAL CURRENT LIABILITIES                         150,001

DEFERRED CREDITS                                             7,401

           TOTAL                                          $462,485

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                           SOUTHERN OHIO COAL COMPANY
         INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                     FOR THE QUARTER ENDED DECEMBER 31, 2000


TAXES

On February 20, 2001, the U.S. District Court for the Southern District of Ohio ruled against the Company in its suit against the United States over deductibility of interest claimed by the Company in its consolidated federal income tax return related to its COLI program. The Company had filed suit to resolve the IRS's assertion that interest deductions for the Company's COLI program should not be allowed. In 1998 and 1999 the Company paid the disputed taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of additional interest on the contested tax. The payments were included in other property and investments pending the resolution of this matter. As a result of the U.S. District Court's decision to deny the COLI interest deductions, the Company expensed and recovered from Ohio Power Company (OPCo) all of its costs under terms of the coal supply agreement. The Company plans to appeal the decision.

MINE CLOSURE

The Company closed the Meigs mine in 2001 and efforts are underway to reclaim the property. Ongoing efforts continue to sell the Meigs mine along with the Windsor and Muskingum mine.

MONEY POOL

On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a mechanism structured to meet the short-term cash requirements of the participants with AEP Company, Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.


The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Company, Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Company, Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Company, Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. As a result of becoming a Money Pool participant, the Company retired its short-term debt. At December 31, 2000 the Company was net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.


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
                           SOUTHERN OHIO COAL COMPANY
                       CALCULATION OF COST OF CAPITAL AND
             STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                     FOR THE QUARTER ENDED DECEMBER 31, 2000
                         (in thousands, except as noted)
                                                                                             October through
                                                                                                 December
                                                                                                   2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment exclusive of Retained Earnings at Beginning of Period:
            Common Stock                                                                         $      5
            Premium on Common Stock                                                                 2,562
            Other Paid-in Capital                                                                  26,320
                                                                                                   28,887
       B. Rate of Return Allowable per HCAR Nos. 26573:
            10.27% per annum, 2.5675% per quarter                                                 .025675

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                   $    742
            2. Year-to-Date                                                                      $  2,979

       D. Net Income per Statement of Income (a)                                                 $   -
            Add: Interest Charges                                                                   9,617
            Less: Nonoperating Income                                                               3,633

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                   $  5,984
            2. Year-to-Date                                                                      $ 17,181

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                           $157,632

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                      5,984

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                         $163,616

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                      1,049,392

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                  $155.92

(a) The Company sold its Martinka mining division and most of the Martinka related coal reserves to an unaffiliated company. No return on equity investment associated with these operations has been billed since the division ceased mining coal effective July 1, 1992. All costs associated with the Martinka division since then are billed to the Parent Company, Ohio Power Company, eliminating any earnings effect to the Company.
(b)     As represented by "Cost of  Operation" plus "Federal  Income Taxes On
        Operations" reported in  Statement of Income.

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                           SOUTHERN OHIO COAL COMPANY
                         STATEMENT OF COST OF OPERATION
                     FOR THE QUARTER ENDED DECEMBER 31, 2000


                                                       (in thousands)

Direct Labor-UMW*                                         $  1,429
Indirect Labor-UMW*                                          5,298
Benefits-UMW*                                                4,840
Salaries and Benefits-Nonunion                               3,797
Operating Supplies                                           3,302
Repair Parts and Materials                                   6,458
Electricity and Other Utilities                              1,737
Outside Services-Maintenance, Haulage and Reclamation        1,760
Taxes Other Than Federal Income Taxes**                     (1,252)
Rental of Equipment                                          8,219
Depreciation, Depletion and Amortization                    14,731
Mining Cost Normalization***                               (93,309)
Other Production Costs                                     168,670

Subtotal                                                   125,680

Transfers of Production Costs (to)/from Coal Inventory        (147)

          Total                                           $125,533

  * United Mine Workers of America.
 ** Excludes FICA,  Federal  Unemployment and State  Unemployment  Taxes.  These
    costs are reflected in benefits.
*** Represents the deferral/accrual required to establish a monthly selling price based on forecasted results for the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

                           SOUTHERN OHIO COAL COMPANY
                       ANALYSIS OF MINING PLANT IN SERVICE
                     AND RELATED ACCUMULATED PROVISIONS FOR
                          DEPRECIATION AND AMORTIZATION

                                           December 31, 2000
                                                            Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,570   $   -      $ 7,570

Mining Structures and Equipment      228,039    196,815    31,224

Coal Interests (net of depletion)        456       -          456

Mine Development Costs               134,149    125,361     8,788

    Total Mining Plant
      in Service                    $370,214   $322,176   $48,038

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                           SOUTHERN OHIO COAL COMPANY
                     CONSTRUCTION EXPENDITURE BUDGET - 2001*


Description                                         Budgeted Amount
                                                    (in thousands)


The Company has no construction expenditures planned for 2001.






*This budget does not include any possible lease transactions.